UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Psyence Biomedical Ltd. (the “Company”) has prepared an investor presentation (the “Investor Presentation”) that management intends to use with its presentation at the H.C. Wainwright 26th Annual Global Investment Conference to be held on September 9 - 11, 2024. A copy of the Investor Presentation has been posted to the Company’s website and is furnished as Exhibit 99.1 hereto.

Exhibits

Exhibit Number	Description
99.1	Investor Presentation, dated September 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director